JASON M. BRAUSER
March 2, 2005	Direct (503) 294-9607
jmbrauser@stoel.com

VIA EDGAR

Christina Chalk

Special Counsel

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Hollywood Entertainment Corp. Schedule 14D-9 filed February 17, 2005 SEC File No. 5-43241

Dear Ms. Chalk:

This letter is the response of Hollywood Entertainment Corporation (the “Company” or “Hollywood”) to the Staff’s comments to the above-referenced Schedule 14D-9 (the “Schedule 14D-9” or the “Filing”). The Company has included each of the Staff’s comments from its comment letter and the Company’s responses below. The Company has filed Amendment No. 1 to the Schedule 14D-9 (the “Amendment”) via EDGAR and has sent a courtesy copy of the Amendment to Nicholas Panos of your office.

Item 3.    Past Contacts, Negotiations and Agreements, page 1

1.	As to each contract or agreement referenced, note whether it would be “triggered” by the Company’s acquisition by Movie Gallery. For example, would the Movie Gallery acquisition constitute a change in control under the Company’s License Agreement with Boards, Inc.? In this regard, we note that in each case, you describe the impact of the Offer but not the competing “friendly” deal on the relevant agreement.

We made the requested revisions. Please see page 1 of the Amendment.

Item 4.    The Solicitation or Recommendation, page 4

2.	Although you have detailed the analysis of the Special Committee, you have not provided any such description of the analysis of the Board of Directors. If the Board of Directors expressly adopted the analysis undertaken by the Special Committee, please so state. If it undertook any independent analysis, please describe.

Securities and Exchange Commission

March 2, 2005

We made the requested revisions. Please see page 4 of the Amendment.

3.	Expand your description of the role of the Special Committee. What specific authority was granted to the Special Committee? As an example, did the Special Committee have the authority to seek a waiver from Leonard Green & Partners of the standstill provision without approval from the full Board? Describe any contacts between the Board or any of its members who were not also members of the Special Committee, and the Special Committee or its individual members concerning the scope of the Committee’s authority.

As noted in the fourth bullet point on page 8 of the Schedule 14D-9, the Board of Directors authorized and directed the Special Committee to review, evaluate, respond to and, if it deemed appropriate, to negotiate, by and on behalf of Hollywood, the terms of a transaction involving the sale or change of control of Hollywood.

We made the requested revisions regarding the Special Committee’s authority to seek a waiver of the standstill provision. Please see page 5 of the Amendment.

The Company is unaware of any contacts between the Board or any of its members who were not also members of the Special Committee, on the one hand, and the Special Committee or its individual members, on the other, concerning the scope of the Special Committee’s authority.

4.	Refer to the disclosure at the top of page 3. Explain why one member of the Special Committee is receiving $50,000 more for his service on the Committee than the other two.

We expanded this disclosure as requested. Please see page 1 of the Amendment.

5.	We note that on pages 6-7, you present both positive and negative factors considered by the Special Committee with respect to the Offer. We also note your statement at the top of page 8 that individual members of the Special Committee may have weighted individual factors differently. Nevertheless, we believe it is critical for Hollywood shareholders to understand how the Special Committee reconciled the factors listed to arrive at the negative recommendation with respect to the Offer. Please expand to describe in greater detail the Special Committee’s analysis of the factors listed.

We made the requested revisions. Please see page 4 of the Amendment.

Securities and Exchange Commission

March 2, 2005

Background of the Offer, page 8

6.	Revise the Solicitation/Recommendation section generally to explain in greater detail why the Special Committee recommended an earlier deal with Leonard Green & Partners valued at $10.25 per Hollywood share, but is now taking the position that the Offer by Blockbuster valued at $14.50 per share should be rejected. Has the Special Committee’s view of the value of the Hollywood shares changed, and if so on what basis? For example, have the fundamentals of the industry and or the Company changed since then, or is the Special Committee’s change in position solely attributable to the existence of the alternate Movie Gallery transaction?

We made the requested revisions. Please see page 4 of the Amendment.

7.	Refer to the disclosure on page 15. Expand your explanation of the Special Committee’s view that “inclusion of the standstill provision for all bidders supported a process that would yield the highest possible price for Hollywood’s shareholders.” In this regard, we note the statement later on the same page that “Leonard Green & Partners indicated that it might not require any material concessions or payments from Hollywood with respect to waiver of the standstill provision” but that the Special Committee elected not to pursue waiver anyway.

We made the requested revisions. Please see page 4 of the Amendment.

8.	Refer to page 18. Did Lazard or any other financial advisor to the Company ever update its fairness analyses as to the Movie Gallery merger, in light of the higher offer by Blockbuster announced on February 2, 2005? Expand to better describe the scope of Lazard’s review/analysis and opinion.

The Special Committee did not ask Lazard to update its fairness analysis as to the Movie Gallery merger in light of Blockbuster’s February 2, 2005 offer. As described in detail on pages 5 through 7 of the Schedule 14D-9 (as amended and restated on pages 1 through 4 of the Amendment), the factors that the Special Committee considered in rejecting the Offer focused on the ability of Blockbuster to complete the Offer.

We expanded our discussion regarding the scope of Lazard’s review/analysis and opinion. Please see pages 5 and 6 of the Amendment.

9.	With respect to Blockbuster’s offer for Hollywood’s 9.625% Senior Subordinated Notes due 2011, which you reference on page 20, note the position Hollywood has taken pursuant to Rule 14e-2. Indicate in your response letter the form of dissemination of that position to Hollywood note holders.

Securities and Exchange Commission

March 2, 2005

The Company’s position was announced in a press release issued February 25, 2005, the day it was due under Rule 14e-2. The Company’s position is noted on page 5 of the Amendment.

Item 5. Persons/Assets Retained, Employed, Compensated or Used, page 20

10.	It is critical that Hollywood shareholders understand all of the material terms of the engagements of the financial advisors that assisted the Company in evaluating a course of action with respect to the numerous alternatives presented. Therefore, please expand this section to provide the following additional information:

(i)	What services has UBS performed in connection with the Movie Gallery Merger? What (if any) additional “financial advisory services” will UBS perform?

We made the requested revisions. Please see page 6 of the Amendment.

(ii)	What is the amount of the “customary fees” payable to UBS in addition to the $1,500,000 fee the Company has already paid? What portion of those fees are contingent on the consummation of the Movie Gallery merger?

We made the requested revisions. Please see page 6 of the Amendment.

(iii)	Why did the Special Committee engage both UBS and Lazard in connection with a possible sale of the Company? What is the difference between the services performed or to be performed by each?

We made the requested revisions. Please see page 6 of the Amendment.

(iv)	Clarify the circumstances under which a fee would be payable to Lazard if the Company receives another acquisition proposal. In your revised discussion, avoid referring to definitions of terms in documents not readily accessible to Hollywood shareholders.

We made the requested revisions. Please see page 6 of the Amendment.

(v)	With respect to a potential alternate transaction for which Lazard would be compensated (see (iv) above), what (if any) additional services would it provide to the Company in exchange for such additional fee?

Securities and Exchange Commission

March 2, 2005

We made the requested revisions. Please see page 6 of the Amendment.

*****

In connection with this response to the Staff’s comments to the Schedule 14D-9, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and

•	We understand the Staff’s position is that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact either Robert Moorman at (503) 294-9249 or the undersigned at (503) 294-9607.

Very truly yours,

/s/ JASON M. BRAUSER

Jason M. Brauser